United States securities and exchange commission logo





                             February 8, 2023

       Dante Picazo
       Chief Executive Officer
       Cannabis Bioscience International Holdings, Inc.
       6201 Bonhomme Road
       Suite 466S
       Houston, TX 77036

                                                        Re: Cannabis Bioscience
International Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 13,
2023
                                                            File No. 333-267039

       Dear Dante Picazo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed January 13, 2023

       Cover Page

   1. Please revise to include the prospectus "subject to completion" legend pursuant to Item
                                                        501(b)(10) of
Regulation S-K. Also revise to disclose that Dante Picazo, the Chief
                                                        Executive Officer, will
have voting control of the company even after this offering, including the ability
to elect directors.
       Risk Factors, page 7

   2. We note your disclosure on page 17, and elsewhere in your registration statement, that you have operations and
employees in jurisdictions other than the United States. However, your risk factor on
page 9 addressing the legality of being associated with the cannabis
 Dante Picazo
Cannabis Bioscience International Holdings, Inc.
February 8, 2023
Page 2
         trade is focused on US federal law. Please also include risk factor disclosure to address the risks, if any, posed by the legality and regulation of cannabis in the other federal jurisdictions in which you operate. We also note your disclosure on page 36 that you operate in the states of Texas, Arkansas, Florida, Illinois, Missouri, Oklahoma and
         Georgia, as well as Puerto Rico. Please include disclosure that describes the relevant cannabis-related state/territory laws of each of the states/territories in which you operate, as well as risk factor disclosure that addresses the associated risks of participating in the cannabis industry in each such state/territory given such laws.
We May be Affected by Inflation., page 9

3. You state that you may have experienced inflationary pressures or rising costs. Please update this risk factor if inflationary pressures are no longer hypothetical. In addition, if true, please expand to identify the principal factors contributing to the inflationary pressures you have experienced and clarify the resulting impact on you and, to the extent applicable, to your customers.
We May be Affected by Increasing Interest Rates., page 9

4. Please expand your discussion of interest rates to identify the impact that rate increases have had on your operations and business. For example, please update your disclosure to the extent this risk is no longer hypothetical. In addition, please discuss whether you expect to increase prices or otherwise pass along any increased costs to your customers.
Use of Proceeds, page 22

5. We note that in the first line item under "Alpha Research Institute" you intend to increase employees "from 6 to 35." However, on page 40 you state that you already employ more than 20 full- or part-time investigators. Please reconcile these differences, as well as revise the disclosure in the Business section to provide the total number of full-time and part-
         time employees that you employ. Refer to Item 101(h)(4)(xii) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 31

6. We note the balance of accounts receivable at August 31, 2022 was 31.4% of the amount of revenue generated for the three months then ended. Please explain to us, and disclose as appropriate, the reason for this apparent relatively high relationship. Also explain the
FirstName LastNameDante Picazo
       impacts on your operating cash flow of carrying such a high balance of accounts
Comapany    NameCannabis
       receivable,          Bioscience
                   whether you  have any International
                                           concerns onHoldings,  Inc.
                                                        the collectability of
the balance, and your
       expectations
February             on 2when the balance will be collected.
          8, 2023 Page
FirstName LastName
 Dante Picazo
FirstName LastNameDante   Picazo Holdings, Inc.
Cannabis Bioscience International
Comapany8,NameCannabis
February   2023           Bioscience International Holdings, Inc.
February
Page 3 8, 2023 Page 3
FirstName LastName
Description of Business
History, page 33

7. In this section, you disclose that "No information about the Company is available from early 2012 to early 2015, but the current management believes that the Company was dormant during that period." However, we note that you have made a number of Exchange
         Act filings during this period. Please reconcile this with your disclosure that no information is available. Also include in this section a summary of the company's historic reporting, registration and trading activity; include risk factor disclosure discussing the risks to investors and the company associated with the company's historical record of not timely filing reports and/or being a delinquent filer.
Business, page 34

8. We note that on page 12 you disclose that you derive the majority of your revenues from a few customers. Please disclose in this section the number of customers on which you rely and the percentage of your revenue derived from such customers. File your agreements with these customers as exhibits, or tell us why you are not required to do so. Refer to
         Items 101(h)(4)(vi) and 601(b)(10) of Regulation S-K.
Expanding Legalization of Cannabis, page 35

9. We note your disclosure that "there is no guarantee that the FDA will find our products safe or effective or grant us the required approvals under the FDCA." Please clarify what is meant by "our products" as elsewhere in the registration statement you disclose that you sell no cannabis related products.
Educational Services, page 37

10. You disclose that "students receive a certification of completion to indicate they are certified to work in the relevant field." However, we note that on page 36 you disclose that
         Pharmacology University has no public or private accreditation. Please revise to clarify, if true, that these are not certifications of a student's ability to work in a particular field, but certificates that recognize completion of a non-accredited class or continuing education requirement.
 Dante Picazo
FirstName LastNameDante   Picazo Holdings, Inc.
Cannabis Bioscience International
Comapany8,NameCannabis
February   2023           Bioscience International Holdings, Inc.
February
Page 4 8, 2023 Page 4
FirstName LastName
Franchising, page 39

11. We note your disclosure that you had four franchisees that produced revenue of $28,202 and $34,000 in the years ended May 31, 2021 and May 31, 2020, respectively, but that they have produced no revenue due to the COVID-19 pandemic. Please update this disclosure for the year ended May 31, 2022 and the period required to be reflected in your financial statements, and to clarify how the COVID-19 pandemic reduced revenue to zero starting on April 1, 2021, despite the fact the pandemic began in March 2020.
Summary Compensation Table, page 45

12. We note that in your disclosure above the Summary Compensation Table you say that the table covers your fiscal years ended May 31, 2022 and May 31, 2021. However, the year column in the table references 2021 and 2020. Please clarify this discrepancy.
Plan of Distribution, page 61

13. We note your disclosure that you "may" sell the offered securities (i) through underwriting, (ii) directly or (iii) through agents, however later you say that the "offering will be conducted by the executive officers of the Company." Please clarify your disclosure here and on the cover page as to what method of distribution you are utilizing for this registration statement. Refer to Item 508 of Regulation S-K. It is unclear why you refer in this section to prospectus supplements for a "particular offering" of common stock, as the offerings of the company and its selling shareholders are contained in this prospectus and changes to your plan of distribution likely will require filing of post-
         effective amendments; please delete such references throughout this section. Please delete subsection (ii) in the second paragraph of this section, as you are selling at a fixed price.
         Revise your statement that you "may offer unregistered shares of Common Stock to investors in private placements at prices per share that may be higher or lower than the public offering price" to clarify that this may be done only if federal securities laws, including Rule 152 under the Securities Act, permit you to do so. Delete your statement that underwriters engaged by the selling stockholders "may resell the Common Stock in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale," as this offering is being made at a fixed price. Please delete your discussion of market making activities and hedging transactions given that you are selling at a fixed price, or tell us why such disclosure is appropriate.
Consolidated Statements of Operations, page F-17

14. It appears you have omitted Cost of Revenue for the year ended May 31, 2021. Please revise to include the amount disclosed on page F-26.
 Dante Picazo
FirstName LastNameDante   Picazo Holdings, Inc.
Cannabis Bioscience International
Comapany8,NameCannabis
February   2023           Bioscience International Holdings, Inc.
February
Page 5 8, 2023 Page 5
FirstName LastName
Note 1 - Organization and Business
Revenue Recognition, page F-21

15. Please disclose the significant payment terms on your contracts, such as when payment typically is due and whether the contract has a significant financing component. Refer to
         ASC 606-10-50-12. This comment also applies to the interim financial statements.
16.      Please disclose how you account for contract modifications.
17. Please disclose, as applicable, information about remaining performance obligations at the end of the period in accordance with ASC 606-10-50-13.
Annual Financial Statements
Notes to Consolidated Financial Statements
Note 4 - Debt
Short-Term Loans, page F-25

18. Please disclose how you account for the sale of future receivables and the related accounting guidance you followed.
Exhibit 5.1

19. Please revise the legality opinion to reflect the accurate number of shares being registered in the primary and secondary offerings.
General

20. Please update your disclosure throughout to provide information as of the date of the registration statement, or the most recent practicable date, as applicable. As examples only, we note that the last risk factor on page 15 speaks as of May 31, 2021; the third risk factor on page 10 refers to the House of Representative's "most recent term" as being the
         117th Congress; the industry-related disclosures throughout the prospectus, particularly in the Description of Business-Businesses section, are not current; and disclosure on page 43 references a lease that expired on September 30, 2022. In addition, your descriptions of the Alpha Sleep and Fertility Center throughout the prospectus do not refer to fertility treatments or assessments; please revise for clarity.
21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
22. We note your disclosure throughout the prospectus that you have not been able to resume classroom teaching and seminars, consulting services, and franchising and marketing
 Dante Picazo
Cannabis Bioscience International Holdings, Inc.
February 8, 2023
Page 6
      efforts due to the effects of and restrictions related to COVID-19. However, this disclosure does not appear to account for the widespread elimination or relaxation of such restrictions that has taken place across the world, particularly in the last year. If you continue to believe that COVID-19 restrictions prevent you from resuming normal operations, please more specifically describe which restrictions in which countries you are referencing and how they continue to impact your business. Update your disclosure on page 39 that you intend to resume in-person teaching during the year ended May 31, 2023 to account for the steps you have taken toward that goal and the likelihood that you will achieve it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-
3222 with any other questions.



                                                           Sincerely,
FirstName LastNameDante Picazo
                                                      Division of Corporation
Finance
Comapany NameCannabis Bioscience International Holdings, Inc.
                                                      Office of Trade &
Services
February 8, 2023 Page 6
cc:       Barry J. Miller
FirstName LastName